Exhibit 8.1


                                                 June 30, 2004

Countrywide Securities Corporation
4500 Park Granada
Calabasas, California 91302

CWABS, Inc.
4500 Park Granada
Calabasas, California 91302

JPMorgan Chase Bank, as Indenture Trustee
4 New York Plaza, 6th Floor
New York, New York 10014



     Re:  CWABS Revolving Home Equity Loan Trust, Series 2004-E,
          Revolving Home Equity Loan Asset Backed Notes, Series 2004-E
          --------------------------------------------------------------


Ladies and Gentlemen:

     We have acted as special counsel for Countrywide Home Loans, Inc., a New York corporation ("CHL"), and CWABS, Inc., a Delaware corporation ("CWABS"), in connection with the proposed transfer by CHL to CWABS of certain home equity loans and the proposed issuance of Revolving Home Equity Loan Asset Backed Notes, Series 2004-E (the "Notes") by CWABS Revolving Home Equity Loan Trust, Series 2004-E (the "Trust"). You have requested our opinion as to certain federal income tax consequences of the above-referenced transaction.

     The assets of the Trust will consist primarily of a pool of adjustable rate home equity revolving credit line loans made or to be made in the future (the "Mortgage Loans") under certain home equity revolving credit line loan agreements. The Mortgage Loans are secured by either first or second deeds of trust or mortgages on one- to four-family residential properties. Capitalized terms not otherwise defined in this opinion letter have the meanings given to them in the Sale and Servicing Agreement, dated as of June 30, 2004 (the "Sale and Servicing Agreement"), among CHL, CWABS, the Trust, and JPMorgan Chase Bank, as indenture trustee (the "Indenture Trustee") and the Indenture, dated as of June 30, 2004, between the Trust and the Indenture Trustee. Reference is also made to the Trust Agreement, dated as of June 28, 2004 (the "Trust Agreement"), between CWABS and Wilmington Trust Company, as owner trustee, pursuant to which the Trust was created.

     In arriving at the opinions expressed below, we have examined such documents and records as we have deemed appropriate, including the following:


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     (i)  The Prospectus, dated June 28, 2004 (the "Basic Prospectus"), as supplemented by the Prospectus Supplement, dated June 29, 2004 (the "Prospectus Supplement") in the form filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 (the Basic Prospectus, as supplemented by the Prospectus Supplement, the "Prospectus").

     (ii) The Sale and Servicing Agreement, the Indenture, and the Trust Agreement (together with the Prospectus, the "Documents").

    (iii) A specimen Note.

     In addition, we have made such investigations of such matters of law as we deemed appropriate as a basis for the opinions expressed below. Further, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals. Our opinions are also based on the assumption that there are no agreements or understandings with respect to those transactions contemplated in the Documents other than those contained in the Documents. Furthermore, our opinions are based on the assumption that all parties to the Documents will comply with their terms, including all tax reporting requirements contained in the Documents. Our opinions are also based on the assumption that the transaction contemplated by the Documents is not part of another transaction or another series of transactions that would require the Trust, any investor or any other participant to treat such transaction or transactions as subject to the disclosure, registration, or list maintenance requirements of section 6011, 6111, or 6112 of the Internal Revenue Code of 1986, as amended (the "Code").

     As to any facts material to the following opinions which we did not independently establish or verify, we have relied upon statements and representations of responsible officers and other representatives of CHL and CWABS and of public officials and agencies. We have, for purposes of rendering the opinions, also relied on certain factual, numerical, and statistical information which is based on the assumptions used in pricing the Notes.

     Based on the foregoing and consideration of such other matters as we have deemed appropriate, we are of the opinion that, for federal income tax purposes, (i) the Notes will be characterized as debt instruments and (ii) neither the Trust nor any portion of the Trust will be classified as a corporation, a publicly traded partnership taxable as a corporation, or as a taxable mortgage pool within the meaning of section 7701(i) of the Code.

     We do not express any opinion on any laws other than the federal income tax laws of the United States of America.

     The opinions in this opinion letter are based on the current provisions of the Code and Treasury regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service, and current case law, any of which could be changed at any time. Any such changes may be retroactive in application and could modify the legal conclusions on which our opinions are based. The opinions in this opinion letter are limited as described above, and we do not express an opinion on any other tax aspect of the transactions contemplated by the corporate documents or the effect of such transactions on CHL or any member of CHL's consolidated tax group.

     This opinion is rendered as of today and we undertake no obligation to update this opinion or advise you of any changes if there is any change in legal authorities, facts, assumptions, or documents on which this opinion is based (including the taking of any action by any party to the Documents pursuant to any opinion of counsel or a waiver), or any inaccuracy in any of the representations, warranties, or assumptions on which we have relied in rendering this opinion unless we are specifically engaged to do so. This opinion is rendered only to those to whom it is addressed and may not be relied on in connection with any transactions other than the transactions contemplated in this opinion letter. This opinion may not be relied on for any other purpose, or relied on by any other person, firm, or corporation for any purpose, without our prior written consent.


                                             Very truly yours,
                                       /s/ SIDLEY AUSTIN BROWN & WOOD LLP
                                       SIDLEY AUSTIN BROWN & WOOD LLP